Exhibit 2.1

Amendment to Asset Purchase Agreement

This Amendment (this “Amendment”) to the Asset Purchase Agreement between Willdan Energy Solutions, Willdan Group, Inc., and 360 Energy Engineers, LLC, effective September 27, 2016.

RECITALS

A.Willdan Energy Solutions (WES), Willdan Group, Inc. (WGI), and 360 Energy Engineers, LLC (360EE), entered into an Asset Purchase Agreement (the “APA”) effective January 15, 2015.  Joseph Hurla, Scott McVey and Aaron Etzkorn (collectively, the “360 Principals”) were, and are the only owners of 360EE.  Pursuant to the terms of the APA, the 360 Principals entered into employment agreements with WES.  The APA included earn-out provisions which provided for payments over three years on the condition of the satisfaction of certain performance goals.  In entering into the APA, it was contemplated that the operations of 360EE would be maintained by WES as a business unit through the earn-out period and that the management of the 360EE business unit would not be unduly burdened in order to not interfere with its ability to achieve the earn-out goals.

B.All parties to the APA and the 360 Principals are in agreement that it would be to their respective benefits to expand the efforts of the 360EE business unit into additional geographical territories.  In order to mitigate the impact that these additional efforts may have on the ability of the 360EE business unit to meet the three year earn-out goals, WES and WGI (collectively “Willdan”) are agreeable to extending the initial three year performance goal for an additional year.

C.The signatories to this Amendment desire to memorialize their agreement in writing.

NOW, THEREFORE, the parties agree to amend the APA, as follows:

1.The 360 Principals shall hire a total of two sales/marketing employees in the geographic areas of two of the following locations: Denver, Chicago, Kansas City, St. Louis, Texas or any other viable Midwest metropolitan market to market the business of the 360EE business unit.

2.Willdan Energy Solutions and Willdan Group, Inc. (collectively "Willdan"), agree to extend the end of Earn-Out Period for the Year 3 Adjusted EBITDA Target by one year to the end of Willdan's 2018 fiscal year (approximately December 31, 2018) (the "Extension Year").  It is the specific intent of the parties that if the Cumulative Adjusted EBITDA Target is achieved by the end of Year 3 the Earn-Out Payment for Year 3 shall be paid in accordance with the terms and schedule set out in Section 2.3(a)(iii) of the APA.  However, if the Cumulative Adjusted EBITDA Target for Year 3 is not achieved by the end of Year 3, but the Year 3 Adjusted EBITDA Target is achieved by the end of the Extension Year, the Earn Out Payment for Year 3 will be paid at the end of the Extension Year.  The Extension Year Earn-Out Payment, if earned, will be paid as promptly as practical after the end of the Extension Year but not later than one hundred five (105) days after the last day of the fiscal year.  The Extension Year Earn-Out Payment will be subject to all of the terms, conditions and provisions of the APA relating to the

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Year 3 Earn-Out Payment, including, without limitation, the Earn-Out Hold Back and Escrow Agent provisions contained in Section 2.3(a)(iv) of the APA.

3.The bolded terms above shall have the meanings as defined in the APA.

4.All terms, conditions and provisions of the APA not amended by the Amendment shall remain if in full force and effect.

WILLDAN ENERGY SOLUTIONS

By:	/s/ Thomas D. Brisbin
Thomas D. Brisbin Director

WILLDAN GROUP, INC.

By:	/s/ Thomas D. Brisbin
Thomas D. Brisbin CEO

360 ENERGY ENGINEERS, LLC

/s/ Joseph Hurla
Joseph Hurla, Member

/s/ Scott McVey
Scott McVey, Member

/s/ Aaron Etzkorn
Aaron Etzkorn, Member

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